December 12, 2017

VIA EDGAR

Re:	Gates Industrial Corporation plc
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted November 15, 2017
CIK No. 0001718512

Caleb French, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. French:

On behalf of Gates Industrial Corporation plc (“Gates”), we are providing this supplemental letter to the Staff of the Division of Corporation Finance (the “Staff”) in response to your comment letter, dated November 29, 2017 (the “Comment Letter”), regarding Amendment No. 1 (“Amendment No. 1”) to the above-referenced Draft Registration Statement relating to the offering of its ordinary shares. We are seeking confidential treatment for the submission pursuant to Rule 83 of the Commission. The responses and information described below are based upon information provided to us by Gates.

Gates respectfully advises the Staff that in its next confidential submission of the Draft Registration Statement or in the first public filing of its registration statement relating to the

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offering of its ordinary shares, which it currently intends to file on or about December 29, 2017, it intends to revise the disclosure under “Certain Relationships and Related Person Transactions—Transaction and Monitoring Fee and Support and Services Agreements” section, located on page 155 of Amendment No. 1, to include the changes marked in Annex A hereto. In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below.

Transaction and Monitoring Fee and Support and Services Agreements, page 155

1.	Please expand your response to prior comment 11 to clarify why you deleted disclosure here regarding an intended milestone payment in connection with this offering.

Gates has revised the disclosure in the fourth paragraph contained in Annex A hereto to clarify that it intends to replace the existing Transaction and Monitoring Fee Agreement with a new Transaction and Monitoring Fee Agreement in connection with the offering, which new agreement will eliminate the milestone payment.

2.	Please expand your revisions added in response to prior comments 11 and 12 to clarify the specific nature of the services provided under the referenced agreements. Also, it is unclear how the services provided complement or relate to the “Gates Operating System” and new management’s “operating initiatives,” as disclosed on pages 8-9. Please revise to clarify.

Gates has revised the disclosure in the second and fifth paragraphs contained in Annex A hereto to clarify the specific nature of the services provided under the Transaction and Monitoring Fee Agreement and Support and Services Agreement. Gates respectfully advises the Staff that the Gates Operating System and its management’s operating initiatives described on pages 8 and 9 of Amendment No. 1 are business-related operational improvements and are not related to the services provided under the Transaction and Monitoring Fee Agreement and Support and Services Agreement.

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Please do not hesitate to call me at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

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cc:	Securities and Exchange Commission
Amanda Ravitz
Geoff Kruczek
Kristin Lochhead

Gates Industrial Corporation plc
Jamey S. Seely
David H. Naemura

Annex A

In connection with the Acquisition, Omaha Topco entered into a Transaction and Monitoring Fee Agreement (the “Existing Transaction and Monitoring Fee Agreement”) with Blackstone Management Partners L.L.C. ~~(“BMP”)~~ and Blackstone Tactical Opportunities Advisors L.L.C., ~~an~~ affiliates of the Sponsor (the “Managers”). Under the Existing Transaction and Monitoring Fee Agreement, we paid ~~BMP~~ the Managers, at the closing of the Acquisition, $56.8 million as a transaction fee as consideration for ~~BMP~~ the Managers undertaking due diligence investigations and financial and structural analysis and providing corporate strategy and other advice and negotiation assistance in connection with the Acquisition. In addition, Omaha Topco and certain of its direct and indirect subsidiaries (collectively the “Monitoring Service Recipients”) reimburse ~~BMP~~ the Managers for any out-of-pocket expenses incurred by ~~BMP~~ the Managers and ~~its~~ their affiliates.

In addition, under the Existing Transaction and Monitoring Fee Agreement, the Monitoring Service Recipients have engaged ~~BMP~~ the Managers to provide certain monitoring, advisory and consulting services in the following areas:

•	advice regarding financings and relationships with lenders and bankers;

•	advice regarding the selection, retention and supervision of independent auditors, outside legal counsel, investment bankers and other advisors or consultants;

•	advice regarding “Environmental, Social and Governance” issues pertinent to our affairs;

•	advice regarding the strategic direction of our business; and

•	such other advice directly related to or ancillary to the above advisory services as we may reasonably request.

In consideration for the monitoring, advisory and consulting services, the Monitoring Service Recipients paid ~~BMP~~ the Managers a monitoring fee at the closing of the Acquisition and have paid, at the beginning of each subsequent fiscal year, a monitoring fee equal to 1% of a covenant EBITDA measure as defined in accordance with the agreements governing our senior secured credit facilities. The Existing Transaction and Monitoring Fee Agreement also contemplates that the Monitoring Service Recipients will pay to the Managers a milestone payment upon the consummation of an initial public offering.

In connection with this offering, we and ~~BMP~~ the Managers will ~~enter into an amended and restated~~ terminate the Existing Transaction and Monitoring Fee Agreement ~~that~~ and we will enter into a new Monitoring Fee Agreement (the “New Monitoring Fee Agreement”) with the Managers that will be substantially similar to the Existing Transaction and Monitoring Fee Agreement, except that the New Monitoring Fee Agreement will not require the payment of a milestone payment in connection with an initial public offering and the New Monitoring Fee Agreement will terminate ~~no later than~~ upon the earlier to occur of (i) the second anniversary of the ~~initial~~ closing date of this offering and (ii) the date our Sponsor beneficially owns less than 5% of our ordinary shares and such shares have a

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fair market value of less than $25 million. Following termination, the Managers will refund us any portion of the monitoring fee previously paid in respect of fiscal quarters that follow the termination date.

In addition, in connection with the Acquisition, Omaha Topco~~we have~~ entered into a Support and Services Agreement (the “Existing Support and Services Agreement”) with BMP. Under the Existing Support and Services Agreement ~~this agreement~~, Omaha Topco and certain of its direct and indirect subsidiaries reimburse BMP and its affiliates for expenses related to~~customary~~ support services customarily provided by Blackstone’s portfolio operations group to Blackstone’s portfolio companies, as well as healthcare-related services provided by Blackstone’s Equity Healthcare group and Blackstone’s group purchasing program. ~~Omaha Topco at BMP’s direction. BMP will invoice the Company for such services based on the time spent by the relevant personnel providing such services during the applicable period and Blackstone’s allocated costs of such personnel. These services will continue until~~ In connection with this offering, we and BMP will terminate the Existing Support and Services Agreement and we will enter into a new Support and Services Agreement with the Managers that will be substantially similar to the Existing Support and Services Agreement, except that it will terminate on the date our Sponsor beneficially owns less than ~~10~~ 5% of our ordinary shares and such shares have a fair market value of less than $25 million, or such earlier date as may be chosen by ~~BMP~~ Blackstone.

Pursuant to these agreements, we paid ~~BMP~~ affiliates of our Sponsor $6.4 million, $6.1 million, $7.0 million and $4.6 million in the first nine months of 2017 (representing prepayment of estimated full year expenses and an adjustment related to the prior year), Fiscal 2016, Fiscal 2015 and Post-Acquisition Predecessor 2014, respectively.